MEDTRONIC HOLDINGS LIMITED

25-28 North Wall Quay

Dublin 1, Ireland

November 19, 2014

BY FAX AND EDGAR

Amanda Ravitz, Esq.

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Medtronic Holdings Limited
Registration Statement on Form S-4
SEC File No. 333-197406

Dear Ms. Ravitz:

With respect to the above-referenced registration statement (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Medtronic Holdings Limited (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement so that it is declared effective at 5:00 p.m., ET, on November 20, 2014, or as soon as practicable thereafter.

In connection with this request for the acceleration of the effective date of the Registration Statement, the Registrant acknowledges that:

(i)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Victor I. Lewkow or Matthew P. Salerno of Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2370 and (212) 225-2742, respectively, with any questions you may have concerning this request. In addition, please notify Mr. Lewkow and Mr. Salerno if and when this request for acceleration has been granted and the Registration Statement declared effective.

Sincerely, MEDTRONIC HOLDINGS LIMITED

By:	/s/ Bradley E. Lerman
Name:	Bradley E. Lerman
Title:	General Counsel

cc:	Victor I. Lewkow, Esq.

Matthew P. Salerno, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

Adam O. Emmerich, Esq.

Benjamin M. Roth, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019